UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated January 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: January 26, 2016	By:	/s/ David Schilansky
Name David Schilansky Title: Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, 26 January, 2016

DBV Technologies Proudly Welcomes

Edward Jordan as Senior Vice President

Commercial Operations North America

DBV Technologies (Euronext: DBV – ISIN: FR0010417345—Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced the appointment of Edward Jordan as Senior Vice President, Commercial Operations North America, effective January 4, 2016. Mr. Jordan will be responsible for leading the company’s commercial functions in North America.

Charles Ruban, Chief Commercial Officer of DBV Technologies said: “Edward has an outstanding track record of success in biopharmaceutical sales and marketing, and he joins DBV at an important time in our company’s growth. Mr. Ruban continued, “His product launch experience and deep industry expertise will be great assets as we prepare for the commercialization of our Viaskin® products, including our two lead product candidates, Viaskin® Peanut and Viaskin® Milk.”

“DBV’s Viaskin® technology has the potential to transform immunotherapy with its novel, science-driven and clinically validated platform. I am thrilled to be joining a company that can have a fundamental and significant impact on the life of patients suffering from food allergies,” Mr. Jordan stated, “As we prepare for the potential launch of Viaskin® Peanut, I look forward to building a team that shares our commitment to finding safe, effective and patient-friendly treatments for food allergies.”

Mr. Jordan brings to DBV more than 20 years of commercial leadership and product launch experience in both prescription and over-the-counter (OTC) products. Prior to joining DBV, Mr. Jordan served as Senior Vice President, Commercial Operations at AMAG Pharmaceuticals, Inc. In that role, he oversaw commercialization strategies and execution for the global Hematology/Oncology business, which generated double-digit revenue growth during his tenure. In a prior role at Teva Pharmaceuticals, Mr. Jordan served as Head of Sales, Marketing, Training & Effectiveness, Women’s Health Care. He led a team of more than 250 individuals who drove steady growth in prescription, device and OTC sales, and successfully launched new products in both the prescription and OTC arenas. Earlier in his career, Mr. Jordan held a series of global development and leadership roles for the pharmaceutical business at Schering-Plough Corporation (now Merck). During his 17 years at Schering-Plough, he gained extensive allergy experience with multiple products at varying stages in their lifecycles. As Senior Director of International Operations, Mr. Jordan engineered enhancements to financial planning, promotional strategies, launch excellence and operational effectiveness, optimizing profitability and ensuring the consistent and effective deployment of global brands across countries.

1

Mr. Jordan earned an MBA from Southern New Hampshire University, and dual Bachelor of Science degrees in finance and insurance from the University of Rhode Island.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements forward-looking statements that are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com	Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com	Caroline Carmagnol Alize RP – Relation Presse Tél. : +33(0)6 64 18 99 59 caroline@alizerp.com